EXHIBIT 21.1

                      BRILLIANT DIGITAL ENTERTAINMENT, INC.

                                  SUBSIDIARIES

1.       Altnet, Inc., a Delaware corporation.*
2.       Brilliant Digital Entertainment Pty. Ltd., an Australian corporation.
3.       B3D, Inc., a Delaware corporation.
4.       Brilliant Studios, Inc., a Delaware corporation.


* Brilliant Digital Entertainment, Inc. owns 75.5% of the outstanding shares of this corporation.